Filed by Siebel Systems, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

Wednesday, October 19

Les Rechan

Senior VP and GM, Americas Siebel Systems, Inc.

Thank You to EDS for a Great Party!

Charles E. Phillips, Jr.

President, Oracle Corporation

Oracle

Siebel

Siebel

CustomerWorld

October 16-19, 2005

Boston Convention & Exhibition Center

OUR FOCUS IS ON YOU

Charles Phillips

President

Oracle Corporation

“This presentation is for informational purposes only and may not be incorporated into a contract or agreement.”

Disclaimer

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE

ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.

This document is for informational purposes only and may not be incorporated into a contract.

Agenda

Background on Oracle Corporation Oracle’s Vision Strategic Overview of Transaction Background on Siebel Systems

Oracle Corporation

Largest Enterprise Software Vendor $11.8 Billion Revenue, FY05 275,000 Customers 50,000+ Employees 14,000+ Developers Operating in 145 Countries

Oracle Applications Business

26,000 Applications Customers

#1 in North America

#1 in Human Resources Globally #1 in Supply Chain Globally

Oracle Industry Leadership

17 of the top 20 banks 12 of the top 15 insurers 10 of the top 10 telcos 11 of the top 15 retailers

All top 25 electronic OEMs

7	of the top 10 semiconductor companies 27 of the top 30 pharmaceutical companies

9 of the top 10 engineering and construction companies Over 100 US federal organizations 7 of top 10 aerospace & defense companies 9 of top 10 automotive manufacturers 27 of top 30 pharmaceutical companies

Company Vision For Applications

Achieve Critical Mass / Offer Range of Products for our Customers Over-Support Our Customers Expand Ecosystem Go Beyond ERP To The Industries Lead and Define Next Generation Based On Standards

World Class Process + World Class Information

Lower the cost of ownership by pre-integrating applications and technology

Bringing Order to the Chaos

Too many applications + Too much complexity

Higher labor costs Security risks

Difficult to extend or modify business processes Proprietary interfaces, architectures, tool sets Custom, expensive integration Complicated and risky upgrades Upgrades and technology not synchronized Vendor viability risk Fragmented service and support Inefficient licensing and portfolio management They want more of this done at the factory

And Size Correlates to Profitability

Scale and scope in software results in higher operating margins by spreading fixed costs over a larger customer base

AVERAGE OPERATING MARGIN

40% 30% 20% 10% 0% -10%

38%

19%

12%

# of Software Vendors

3

> $5bn

12 $1bn -$5bn

33 $100mm -$1bn

-7%

112

< $100mm

TOTAL REVENUE

Note: Software universe comprised of 160 public companies. Revenue and operating margins based on most recent fiscal year.

PeopleSoft Customer Support Satisfaction

95% 90% 85% 80% 75% 70%

Pre-Merger Post-Merger

Overall Case

Global Support Center

Solution Effectiveness

Web Response Time

Resolution Time

Lifetime Support Policy

Premier Support

Extended Support

Sustaining Support

0 1 2 3 4 5 6 7 8 9 10

Unlimited

Years of Support

Information Age Applications

Information Driven Industry Driven Standards Driven

Project Fusion

Project to build a single suite of applications over time Fuse the “best of the best” Oracle Fusion Architecture Superior Ownership Experience

Oracle Fusion Middleware

Proven Middleware Platform 26,000+ customers Leading Industry Benchmarks Recognized Leadership

Foundation for Oracle Fusion Architecture

Unified Portal

Business Intelligence

Activity Monitoring

Business Process Orchestration

Process models BPEL engine

Fusion Service Bus

Multi-protocol routing Message transformation Services and Event Mediation

Fusion Service Registry

Application Integration Services Process Integration Services Data and Metadata Services

Oracle Apps Custom Apps ISV Apps

Grid Computing

Clustering Provisioning Data Management Identity Management

Security Configuration Directories Web Cache

Oracle Fusion Architecture

Model driven

Service & Event Enabled Standards-Based Information Centric Grid Ready

Oracle Fusion Middleware

Comprehensive. Hot-Pluggable. Unbreakable.

Based on 25 Years of Open Standards Leadership

Oracle

The Information Company

Grid

Database

Real Application Clusters (RAC) Enterprise Manager

Fusion Middleware

Application Server Integration / SOA Business Intelligence Identity Management Data Hubs Collaboration Services Process Orchestration Java Development Tools

Information Age Applications

Oracle E-Business Suite PeopleSoft Enterprise JD

Edwards Enterprise One JD Edwards World Retek i-flex

Oracle’s Middleware Advantage

Independent Validation: Gartner

Oracle Fusion Middleware SAP Netweaver

Magic Quadrant Leader: Enterprise Application Server No

Magic Quadrant Leader: Integration Backbone No

Magic Quadrant Leader: Application Platform Suite No

Magic Quadrant Leader: Portal

Oracle’s Middleware Advantage

Independent Validation: Forrester Wave Report

Overall ranking out of 7 middleware vendors Oracle Fusion Middleware SAP Netweaver

Application Server Platform 1 6

Cost 1 7

Standards & Interoperability 1 6

Availability & Reliability 1 5

Administration & Management 1 2

Development Ranking 2 5

Platform Architecture 2 4

Market Presence 2 4

The Fusion Effect

The sustainable competitive advantage achieved by continuous blending of business insight and adaptable processes

Oracle in 15 Seconds

Goal

Better information and best process at a lower cost

Resources

Innovation. Scale. Persistence.

How

Protect. Extend. Evolve.

Transaction Overview

Oracle to acquire Siebel Systems, the leading provider of customer-facing enterprise applications

Transaction expected to close in early 2006

Combined complementary capabilities of Oracle and Siebel Systems provides customers with a complete set of information age software

Plan to retain key personnel, maintain applications momentum, and accelerate innovation across both companies

Strategic Rationale

Consistent with Oracle’s goal to provide a set of competitive enterprise applications for customers

Siebel is the leading CRM provider and most attractive partner

Customers are driving the rationale to merge

Joint customers have been asking for this transaction

Strengthens relationships with many key partners that assist customers with decisions on applications purchases

Timing is right as Oracle and Siebel develop next generation apps

Siebel’s Leadership in CRM

Since 1993, Siebel has been the leading CRM vendor due to the company’s rapid innovation

Siebel Systems Founded

Enterprise-Class SFA

500

Mobile SFA

4,000

Integrated Sales and Customer Service

20,000

Integrated CRM

60,000

Industry-Specific CRM

200,000

Multi-channel CRM

600,000

Best Practices CRM

1	M

Analytics, Standards-Based Integration

1.3 M

Customer Data Integration

2.17 M

Hybrid CRM On Demand/On Premise

2.9 M

Customer Adaptive Solutions

3.7 M

1993 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

CRM Production Users YTD

Siebel Industry Leadership

9 of the top 10 Global 500 telecommunications companies 25 of the top 25 global pharmaceutical companies 20 of the top 25 global banks 19 of the top 20 global high technology companies 14 of the top 20 largest life insurance companies 3 of the 4 largest railroads 9 of the top 10 global consumer goods companies 18 of the 25 global energy companies 10 of the top 15 global automotive companies

Siebel Leadership and Growth in BI and Analytics

The Leader in Analytic Applications for Sales, Service, and Marketing

Rank Vendor % Share

1	Siebel Systems 18.6%
2	SAS Institute 14.1%
3	WebTrends 4.5%
4	SAP AG 4.3%
5	Epiphany 3.6%
6	Fair Isaac 3.4%
7	SPSS 3.1%
8	Oracle 2.7%

9 WebSideStory 2.2%

10 NCR Teradata 2.1%

Fastest Growing in the Entire Business Analytics Market

220 200 180 160 14

0 120 100 80 60 40 20 0

2003 2004

Sources: IDC Vendor Rankings, Worldwide Customer Analytics Applications (2004), August 2005 IDC Worldwide Business Analytics Software 2004 Vendor Shares (2004), August 2005

Select Joint Applications Customers

Siebel’s product capabilities are tailored for the needs of over 20 industries Customer commonality speeds time to benefit

Communications & Media

Financial Services

Life Sciences

High Technology

Insurance & Healthcare

Travel, Transport & Hospitality

Consumer Goods

Manufacturing

Retail

Automotive

Product Evolution for All Customers

Combination ensures support and protection for the significant investments customers have made

We plan to continue to release product enhancements and support for Oracle and Siebel Systems CRM products All customers have the option of upgrading to Fusion Applications OR continue to use existing applications on existing platforms

New Functionality Product Enhancements Product Support

New Functionality Product Enhancements Product Support

New Functionality Product Enhancements Product Support

New Functionality Product Enhancements Product Support

PROJECT FUSION

Convergence of Oracle and Siebel Applications


ORACLE
Manufacturing
BI
Financials
HR
CRM
Collab Suite
SCM
iAS
Project Mgmt
Data Hub
10g
Procurement
SIEBEL
CRM
Component Assembly
Analytics
OnDemand
Customer Data Integration
PROJECT FUSION
CRM
Manufacturing
Customer Data Integration
SCM
Procurement
iAS
Analytics
OnDemand
Data Hub
HR
BI
Middleware
Enterprise Manager
Financials
10g
Project Mgmt
Collab Suite
Media & Entertainment
Consumer Goods
Communi- cations
Retail
Healthcare
Energy
Transpor- tation
Life Sciences
High Tech
Manu- facturing
Financial Services
Travel & Hospitality
Others...
Public Sector

- Complete set of modular, information age applications
- Tailored for the needs of over 20 specific industries

ORACLE

Oracle Becomes Leading

Customer Centric Software Provider

Siebel’s best-in-class CRM + Oracle’s best-in-class ERP + Oracle’s best-in-class Fusion middleware + Oracle’s best-in-class 10g database technology = Single best solution for customer centric enterprises

Siebel

Most live CRM users – 3.4mm Over 4,000 world class customers Largest enterprise CRM deployments

Proven return on investment Best practices and implementation experience 5,000 employees located in 80 offices in 33 countries Revenue of $1.3 billion(1)

Oracle

360° real-time view of the customer from sales to services to fulfillment to the shop room floor Domain expertise to aggregate, cleanse and normalize customer data Industry expertise in key verticals 50,000 employees servicing 260,000 customers across 190 countries 24x7 global support 13,100 software developers and $1.5bn R&D budget (1)

(1)	Based on last fiscal year income statements.

Siebel Systems Customer Benefits

Investments in Siebel applications will be supported and protected as the centerpiece of Oracle’s Fusion CRM strategy

Stronger combined vendor with complementary products attributes Continue support and enhancements for Siebel’s CRM and analytics solutions Continued support of Siebel applications on currently supported platforms Commitment to deployment flexibility, including Siebel CRM OnDemand Enhanced support and services through scale Extended partner ecosystem with increased investment

Oracle Customer Benefits

The proposed transaction underscores Oracle’s commitment to customer-facing solutions

Customers of Oracle/PeopleSoft/JD Edwards CRM applications will continue to receive enhancements and support

Products will continue to evolve with new functionality over time

Siebel CRM will be integrated with Oracle’s applications and infrastructure Access to industry best practices and implementation expertise

Partner Benefits

Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions

Work with a single vendor to address customer needs for CRM, ERP, analytics, customer data integration, and infrastructure technologies Preserves partners’ investments and experience in Siebel CRM

Many of the most influential partners are also Siebel’s largest customers

More opportunities for partners, allowing them to further invest in the Oracle ecosystem

Combination will result in Oracle being the largest CRM practice at many firms

What Customers and Partners Are Saying

“Ingersoll-Rand is extremely excited about the merger of Siebel Systems by Oracle Corporation. Both platforms are key strategic components to our overall IT architecture and this combination can only enhance the integration capabilities of both platforms. It allows us to deal with one partner for the best in both ERP and CRM functionality.”

Barry Libenson, VP and CIO, Ingersoll-Rand Company

“As an implementation partner, Baytree is excited about the Siebel acquisition for several reasons. From a tactical perspective, Oracle’s acquisition will provide better support and tighter integration available to our clients, while strategically, these two product lines will provide stronger and richer capabilities through a “Fused” product suite via Oracle’s Fusion efforts. We have looked at this acquisition from several perspectives and have yet to find a downside.”

Hal Hawisher, VP of Sales & Alliances, Baytree

“Better integration between Oracle and Siebel products is sure to result from this acquisition, which will make it easier for the IT staff to support the business and easier for us to plan as we look to a single source for ERP and CRM software.”

Doug Rademacher, CIO, APC

“UnitedHealthcare Group enjoys strong relationships with Oracle and Siebel. Both companies are strategic providers of technology to us. We believe Oracle’s pending acquisition of Siebel will be beneficial for UnitedHealth Group.”

Rob Bohnenkamp, CIO Corporate Systems, UnitedHealth Group

“KTF is a major user of Oracle, and has 10,000 Siebel users. From this acquisition, we expect better integration between Oracle and Siebel products, and better and more convenient Support services.”

Hun Yong Oh, Sr. Director, Head of CRM Development, KTF

For More Information www.oracle.com/siebel contact.oracle@oracle.com